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                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                            Subject Company:  TeleCorp PCS, Inc.
                                                  Commission File No.  005-58279


     On February 28, 2000, TeleCorp PCS, Inc., a Delaware corporation ("TeleCorp"), and Tritel, Inc., a Delaware corporation ("Tritel"), announced the execution of a definitive agreement to merge. Additionally, TeleCorp separately announced the execution of a definitive agreement to exchange certain property with AT&T Wireless PCS, LLC. ("AT&T"). The following are the press releases disseminated in connection with the above and were filed by TeleCorp on form 8-K.